OFFERING MEMORANDUM DATED SEPTEMBER 29 2023

PART II OF FORM C

CalTier, Inc.

CALTIER

14269 Danielson St.
Poway, CA
92064
(619) 344-0291

www.CalTierInc.com

Maximum Offering Amount: $1,300,000[1]
Offering Price Per Share: $6.50

Minimum Target Amount: $650
Minimum Target Shares: 100 shares of Nonvoting Common Stock

CalTier, Inc., a Delaware corporation ("*CalTier*," "*CTR*", "*the Company*," "*we*," or "*us*"), is offering up to $1,300,000 worth of its Nonvoting Common Stock, par value $0.0001 (the "*Nonvoting Common Stock*") in an offering pursuant to Regulation Crowdfunding. The minimum target amount under this offering is $650 (the "*Target Amount*"). The Company must reach its Target Amount by October 31, 2023. Unless the Company raises at least the Target Amount by October 31, 2023, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

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[1] The Company is offering up to a maximum of 200,000 shares of Nonvoting Common Stock, for maximum proceeds of $1,300,000. Certain investors in this offering may be eligible to be issued additional shares of Common Stock ("*Bonus Shares*") based upon such investor's investment level and/or the timing of such investor's subscription for shares of the Company. In such a case, the Company will issue more than 200,000 shares of Nonvoting Common Stock, as recipients of Bonus Shares will purchase shares at an effective cash price lower than $6.50 per share. *See* "Time Investment Incentives and Bonuses" and "Fixed Investment Incentives and Bonuses" below for further details on how investors can qualify for Bonus Shares.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and the risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

SUMMARY OF TERMS

Offering Minimum: **$650 (100 shares of Nonvoting Common Stock)**

Offering Maximum: **$1,300,000 (200,000 shares of Nonvoting Common Stock)***

Type of Security Offered: **Nonvoting Common Stock**

Purchase Price of Security Offered: **$6.50****

Oversubscriptions accepted: **Yes, up to Offering Maximum**

Oversubscription allocation: **First come, first served, with rolling closings**

Minimum Investment Amount: (per Investor): **$650 (100 shares of Nonvoting Common Stock)**

Deadline to reach target offering: **October 31, 2023**

* If all investors in this offering qualify for the highest tiers of "Time Investment Incentives and Bonus" and "Fixed Incentives and Bonus" described below, the Company will issue an additional 102,000 shares of Nonvoting Common Stock in this offering, for a total of 302,000 shares of Nonvoting Common Stock issued in this offering.).

** Does not reflect the effective cash discount that would result from the issuance of Bonus Shares, described further below. Investors that are eligible for both the highest tiers of "Time Investment Incentives and Bonus" and "Fixed Incentives and Bonus" described below will pay an effective price of approximately $4.30 per share.

Time Investment Incentives and Bonuses[2]

- **<u>Early Bird</u>** – Investors who subscribed for shares of our Nonvoting Common Stock by October 15, 2023 will receive **1% additional shares of Nonvoting Common Stock as a bonus**.

Fixed Incentives and Bonuses[3]

- Over $1,000 - Investors who purchase over $1,000 worth of our Nonvoting Common Stock at any time during this offering, will receive **1 % additional shares of Nonvoting Common**

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[2] For "Time Investment Incentives and Bonuses", additional shares of Nonvoting Common Stock that investors may be eligible to receive will be calculated based on the original number of shares subscribed for (for example, if an investor subscribed for 1,000 shares by October 15, 2023 they will receive 1,020 shares).

[3] "Fixed Incentives and Bonuses" are cumulative with the "Time Investment Incentives and Bonuses" detailed further above. If an investor qualifies for both bonuses, these "Fixed Incentives & Bonuses", calculations will be calculated based on the original number of shares purchased plus the number of bonus shares received. from a "Time Investment Incentives and Bonuses". (For example, if an investor subscribed for 1,000 shares by October 15, 2023 for a purchase price of $6,500, they the investor will receive a total of 1,080, including 20 shares from the "Time Investment & Bonuses" and 60 shares from the "Fixed Incentives and Bonuses").

Stock based on the initial investment amount in addition to any other time incentive bonus listed above.

- Over $2,000 - Investors who purchase over $2,000 worth of our Nonvoting Common Stock at any time during this offering, will receive **3% additional shares of Nonvoting Common Stock based on the initial investment amount in addition to any other time incentive bonus listed above**.

- Over $50,000 - Investors who purchase over $50,000 worth of our Nonvoting Common Stock at any time during this offering, will receive **10% additional shares of Nonvoting Common Stock based on the initial investment amount**

- Over $100,000 - Investors who purchase over $100,000 worth of our Nonvoting Common Stock at any time during this offering, will receive **20% additional shares of Nonvoting Common Stock based on the initial investment amount**

- Over $250,000 - Investors who purchase over $250,000 worth of our Nonvoting Common Stock at any time during this offering, will receive **30% additional shares of Nonvoting Common Stock based on the initial investment amount**

- Over $1,000,000 - Investors who purchase over $1,000,000 worth of our Nonvoting Common Stock at any time during this offering, will receive **50% additional shares of Nonvoting Common Stock based on the initial investment amount**

Note. No fractional shares of Nonvoting Common Stock will be issued. If any investor would receive a fractional share resulting from the Bonus Share calculations set forth above, the investor will instead receive a whole share of Nonvoting Common Stock, rounded up to the nearest whole share.

THE COMPANY AND ITS BUSINESS

Overview

CalTier, Inc. ("**CTR**") is a fintech company seeking to change the way people around the world invest into real estate and other alternative asset classes. CTR is currently focused on bringing institutional-grade real estate investments to the everyday investor and removing the complicated barriers that currently exist. CTR was incorporated in 2017 as a Limited Liability Corporation under the laws of the State of California and was converted into a C Corporation in 2022 under the laws of the State of Delaware.

We believe in making real estate investments easy for everyone - whether you are a seasoned investor or just getting started. CTR intends to change the way people around the world invest into alternative assets such as real estate. We created a platform (the "**Platform**") that enables everyday investors from around the world to benefit from investing in real estate and other alternative assets.

CTR's goal is to create and manage funds that invest in real estate. As of the date of this Offering Memorandum, CTR manages a live, Regulation A+ Tier II real estate portfolio fund, which is making investments in real estate and is available for investment by qualified purchasers. CTR also intends to launch additional funds over the next 12 months.

CTR believes everyone should be able to invest into real estate regardless of wealth level, experience, knowledge or location, and it is our goal through our Platform to make such investments available to anyone with a desire to invest in these assets.

Our Business

Fund Creation & Management

CTR focuses primarily on the creation, management and growth of real-estate funds that acquire real estate. Typically, these funds acquire ownership of multi-family workforce housing. These assets are often off-market and have historically not been made available to the general public.

CTR has extensive relationships within the real estate industry and selects properties on behalf of its funds discovered through real estate brokers, pre-existing professional relationships, independent property owners and public/city properties and/or owned land.

In November 2019, CTR launched its first Regulation A fund ("**Fund I**"), a multi-family Regulation A+ Tier II portfolio fund. In 2020, CTR successfully raised its first Regulation A+ Tier II minimum offering amount, enabling the public to invest equity for as little as $500 into Fund I's real estate ventures. CTR is entitled to earn fees for providing management services to Fund I, including an acquisition fee of up to 2.5% of the value per property that Fund I acquires, 3% of the net asset value (NAV) of Fund I at the end of each quarter, as well as construction management fees, property management fees, marketing fees, and disposition fees at the sale of a property (as applicable). As of this Offering Memorandum, Fund I has raised approximately $5 million from investors in its Regulation A offerings, and has made investments in 18 properties to date. CTR intends to implement similar fee structures for the other funds that it intends to establish in the future – including funds aimed at investing capital into equity, debt and government issued programs to complement CTR's current Fund I.

Investment Platform

As described above, CTR created the Platform that enables everyday investors from around the world to benefit from investing in real estate and other alternative assets. CTR has over 30,000 users on its Platform as of the date of this Offering Memorandum, and is currently hosting Fund I's Regulation A+ Tier 2 offering on the Platform, in which Fund I is seeking to raise up to $75 million. As of the date of this Offering Memorandum, CTR does not charge any fees for hosting offerings on the Platform, and does not otherwise generate any revenues directly from operating the Platform.

Our Development

CTR has been developed by a driven executive team with experience in real estate, foreign direct investment (FDI), software and technology, investment visas, law, and finance. CTR has also compiled an advisory council that consists of highly experienced professionals in fund management, real estate, international tax, compliance, capital markets, and technology to better help it navigate its current and planned operations.

To date, CTR has successfully:

- Raised initial seed rounds of funding;
- Launched Fund I, its first Regulation A+ real estate portfolio fund, which has two wholly-owned properties and twelve properties invested in through joint-venture partnerships as of the date of this Offering Memorandum;
- Introduced the Platform and commenced building a community of investors and users on its platform (30,000 + as of the date of this Offering Memorandum);
- Solidified key real estate partnerships providing access to $100m's worth of real estate opportunities a year;
- Introduced innovative solutions such as the "No Cost" Self-Directed IRA whereby CalTier covers the costs of a Self-Directed IRA account.
- Raised $206,800 in our previous Regulation Crowdfunding offering completed in 2022.
- Developed mobile application for iPhone and Android users (an app version of the Platform).
- Expanded its offerings to international investors, and much more.

CTR's mission, within the next 3 years, is to reach the following milestones:
- Acquire a large pool of vetted and verified users registered on its secure online Platform;
- Significant increase in Assets Under Management (AUM) in its real estate portfolio;
- Expand the type of asset offerings available on our Platform, including alternative assets and other than real estate

Specifically, with the funds from this offering, we plan to accomplish the following over the next 12 months (assuming we reach the maximum offering amount):
- Expand support, investment and administrative staff
- Launch a second Regulation A fund which will be a Real Estate Investment Trust

- Increase marketing efforts for customer acquisition and user growth
- Improve and further develop the Platform, the mobile application and other technologies integral to our business

Market Overview

Democratization of Wealth

The US equity market is worth approximately $46 trillion according to data published by Siblis Research in June 2023, and we estimate that the "retail" or "everyday" investor market comprises approximately 23% of this market. According to a 2022 Credit Suisse Global Wealth Report there are 1.8 billion people with a net worth of between $10,000 and $100,000, most of which is grossly underserved according to many reports. At CTR, we believe these figures indicate a massive opportunity and a great need for providing access to investors traditionally deprived of the kinds of investment opportunities we seek to facilitate.

In recent years, we have also started to see the democratization of wealth with companies like Robinhood, FundRise, eTrade, Republic, Cadre and others. Through the use of technology, investing has never been easier and more accessible; however, we believe that there are still some investments and investors that remain underserved.

Historically, certain investments, particularly institutional-grade commercial real estate, has been extremely difficult for everyday investors to participate in due to the exclusive nature of the investments, high minimums, long lock-in periods, and lack of accessibility. CTR aims to break down the traditional barriers for the everyday investor through its Platform, funds, and opportunities for not only U.S. investors but also international investors.

Real Estate

Commercial real estate has historically been reserved for exclusive groups and ultra-high net worth investors. It has played a big role in contributing to the building and preserving the wealth of many throughout the years but has not been easily accessible to everyone. Through its Platform and its Fund I, CTR aims to open up the door to these traditionally hard to invest into real estate opportunities. Together with its network and real estate partners, CTR has access to hundreds of millions of dollars' worth of real estate opportunities a year, which we intend to make available to the everyday investor through the investment funds and other vehicles we establish and make open for investment.

Currently, CTR is primarily focused on institutional-grade multi-family assets. Based on our understanding of the multi-family real estate market, CTR believes that existing apartments will continue to do quite well in terms of occupancy and rent growth (i.e., 95%+ occupancy rate and 4% rent growth), which is supported by the U.S. Real Estate Market Outlook 2023 published by Coldwell Banker Richard Ellis (CBRE). CTR also believes that, as an asset class, multi-family assets in the West, Midwest and Southwest areas of the United States will continue to benefit from appealing risk-adjusted returns. CTR's understanding is that even through the volatility of the markets, the fundamental demand for housing, coupled with population growth, make apartments a relatively safe option for investment capital. As such, we intend for the funds we create in the near future to focus on institutional-grade multi-family real estate assets.

Regulation

The Company's wholly-owned subsidiary, CalTier Advisors, LLC ("*CalTier Advisors*"), is an internet investment advisor registered with the SEC. CalTier Advisors offers ongoing investment advisory services regarding real estate investments to retail investors primarily through the Platform. CalTier Advisors provides investment advisory services to its clients through the Platform on a non-discretionary basis. This means that its clients make the ultimate decision whether to purchase or sell any investments. Our Company has discretion to manage CalTier Advisors' retail client's investment(s) once the client decides to invest in a CalTier pooled investment vehicle. The Company also serves as the manager of the funds that are offered as investment options on the Platform.

As a result of CalTier Advisors becoming an SEC registered internet investment adviser, it is subject to additional compliance and regulatory requirements, which may lead to increased costs and potential liability for CalTier Advisors (as well as the Company, as the owner of CalTier Advisors).

Employees

CTR currently has three employees, each of whom serve as executive officers of CTR. The executive officers of the Company manage day-to-day affairs, oversee the review, selection and recommendation of investment opportunities for its funds. They also service acquired investments of CTR's funds and monitor the performance of these investments to ensure that they are consistent with the investment objectives of the funds under CTR's management. The Company directly bears the costs of the compensation paid to these individuals.

CTR intends to hire additional employees in the future to help further its goals, such as technology development personnel for its Platform, as well as marketing and advertising personnel to help further efforts to grow the Platform's user base.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company

The Company is a recently formed company and has limited operating history on which to evaluate our performance. CalTier Realty, LLC was formed in 2017. It was converted into a C Corporation in March 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. While we intend to continue establishing a consistent base of users for the Company's Platform, to support and manage the funds that we have created to enable them to generate more consistent income for investors and CTR as manager, and to create new funds in the future that will be revenue generating, there is no assurance that we will ever be profitable or generate sufficient revenues to support our operations.

Our financial statements contain a "going concern" opinion. The audit report includes a statement that there is substantial doubt about the Company's ability to continue as a going concern. Certain matters, as described below and in Note 2 to the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. The Company had cumulative losses of approximately $1,900,000 as of December 31, 2022, raising doubt about the Company's ability to continue as a going concern. The Company has not been profitable since its inception. The Company's ability to continue operations is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which the Company has not been able to accomplish to date, and/or to obtain additional capital financing.

The Company is not yet generating sufficient revenue to sustain its operations. The Company currently has minimal capital and, for the foreseeable future, will be dependent upon its ability to raise capital and its revenues from operations to fund its future plans. The Company cannot assure you that it will be able to successfully raise capital. The failure to successfully raise capital could result in our bankruptcy or other event that would have an adverse effect on the value of your Nonvoting Common Stock. The Company has minimal assets, so such adverse events could put your investment at risk.

The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed. We compete (directly or through our funds) with other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, as well as online real estate platforms that compete with the Platform. This market is competitive and rapidly changing. We expect competition to persist and intensify in the future, which could harm our ability to generate positive results from our operations.

Competition could result in reduced volumes of available real estate investments and/or investors, reduced management fees for the Company, or the failure of the Platform to achieve or maintain more widespread market acceptance, any of which could harm the Company. In addition, in the future the Company and the Platform may experience new competition from more established companies possessing large, existing customer bases, substantial financial resources and established distribution channels. If any of these companies or any major financial institution decided to enter the online investment business, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our operating results could be harmed.

Some of our current or potential competitors may have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. Larger real estate programs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable properties may increase. Any such increase would result in increased demand for these assets and therefore increased prices paid for them. If we pay higher prices for properties and other investments, our profitability may be reduced and you may experience a lower return on your investment.

Our potential competitors may also have longer operating histories, more extensive customer bases, greater brand recognition and broader customer relationships than we have. These competitors may be better able to develop new products, to respond quickly to new technologies and to undertake more extensive marketing campaigns.

The growth of our business depends in large part on our ability to raise capital from investors. If we are unable to raise capital from new or existing investors or existing investors decide to withdraw their investments from our current or future funds, our funds will be unable to deploy such capital into investments and we will be unable to collect additional fees, which would have a negative effect on our growth prospects. Our ability to raise capital from investors depends on a number of factors, including many that are outside our control. Investors may choose not to make investments with alternative asset managers, including sponsors of real estate investment programs and private real estate investment funds, and may choose to invest in asset classes and fund strategies that we do not offer. Poor performance of our funds could also make it more difficult for us to raise new capital. Existing and potential investors in our funds continually assess the performance of our funds independently and relative to market benchmarks and our competitors, and our ability to raise capital for existing and future funds depends on our performance. If economic and market conditions deteriorate, we may be unable to raise sufficient amounts of capital to support the investment activities of our current and planned funds. In addition, one of our key growth strategies is through the development of new funds. If we are unable to successfully raise capital for our existing, or if our current funds do not meet performance expectations, it could have a negative impact on the likelihood that we will be able to successfully form and capitalize new funds, which in turn would reduce our earning potential as manager of those funds, and could negatively affect our growth prospects as a Company.

In addition, investors are typically permitted to withdraw their investments from our funds through various redemption plans. In difficult market conditions, the pace of investor redemptions or withdrawals from our funds could accelerate if investors move their funds to investments they perceive as offering greater opportunity or lower risk. Although investments in our funds may generally be redeemed only at a discount to the original investment amount and redemptions are subject to other restrictions, redemptions could have the effect of decreasing the capital available for investments in our funds and reduce our revenues and cash flows.

Poor performance of our funds would cause a decline in our revenues and results of operations and could adversely affect our ability to raise capital for future funds. A significant portion of the Company's revenues are expected to come in the form of various management fees for managing the funds that it creates to invest in real estate assets. The Company intends these funds to invest in real estate, which is inherently risky. In the case of each investment, the Company's funds will be subject to the general risks of real property ownership, including, adverse local market conditions, financial conditions of tenants and buyers and sellers of properties, changes in availability of debt financing, real estate tax rates and other operating expenses, environmental laws and other governmental rules and fiscal policies, changes in the relative popularity of properties, dependence on cash flow, uninsurable losses and other factors which are beyond the control of the Company as the manager of these funds. In addition, the real estate industry as a whole is affected from time to time by economic and other conditions beyond its control which might have an adverse effect upon the funds of the Company, including acts of God, natural disasters, war, international hostilities, terrorism, national and international economic conditions, interest rate levels, and energy prices.

The Company may be unable to find a sufficient number of attractive opportunities for its funds, or may encounter substantial competition in seeking suitable investments for its funds. Investors in our Company will have no opportunity to evaluate or to approve the investments of our funds. As a result, our funds may choose investments with which you may not agree and would not support if you were evaluating the investment directly. Poor performance of investments made by our funds could adversely affect the total returns in those funds, which would reduce the amount of revenues we receive from our management of those funds, and could ultimately harm our operating results.

The Company is dependent on key individuals. The success of the Company will depend upon the ability of the Board of Directors and the Company's executive officers to operate the Company in a manner such that the Company achieves its objectives. There can be no assurance that these individuals will otherwise continue to be able to carry on their current duties throughout the Company's term. The loss of the services of any of the individuals that comprise the Board of Directors, or key executives, officers and/or other personnel of the Company could have a material adverse effect on the Company's operations and performance. There can be no assurance that our Board of Directors or executive officers would be able to attract and hire suitable replacements in the event of any such loss of services.

The Company will be controlled by the Board of Directors and Officers. Decisions with respect to the management of the Company are made by the Board of Directors and executive officers. Holders of our Nonvoting Common Stock will have no opportunity to control the day-to-day operations, including investment and disposition decisions, of the Company. For the foregoing reasons, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company to the Board of Directors and executive officers of the Company.

Our business model depends to a significant extent upon strong relationships with key persons and companies in the real estate market for sources of investment opportunities. The inability of our executive officers to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business. We expect that our executive officers will maintain and develop our relationships with key persons and companies in the real estate market, and our funds will rely to a significant extent upon these relationships to provide them with potential investment opportunities. Certain key persons and companies in the real estate market regularly provide us with access to their transactions. If our executive officers fail to maintain their existing relationships or develop new relationships with key persons and companies in the real estate market for sources of investment opportunities, we will not be able to grow the investment portfolios of our funds. In addition, individuals with whom our executive officers have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for our funds.

Operational risks may disrupt our business, result in losses or limit our growth. We are heavily dependent on the capacity and reliability of the technology systems supporting our operations, whether owned and operated by us or by third parties. Operational risks such as interruption of our financial, accounting, compliance and other data processing systems, whether caused by fire, other natural disaster, power or telecommunications failure, cyber-attacks or other cyber incidents, act of terrorism or war or otherwise, could result in a disruption of our business (especially our Platform), liability to investors, regulatory intervention or reputational damage. If any of these systems do not operate properly or are disabled for any reason or if there is any unauthorized disclosure of data, whether as a result of tampering, a breach of our network security systems, a cyber-incident or attack or otherwise, we could suffer financial loss, a disruption of our businesses, liability to our funds, regulatory intervention or reputational damage. Insurance and other safeguards might be unavailable or might only partially reimburse us for our losses. Although we have back-up systems in place, our back-up procedures and capabilities in the event of a failure or interruption may not be adequate.

The inability of our systems to accommodate an increasing volume of transactions also could constrain our ability to expand our businesses. Additionally, any upgrades or expansions to our operations or technology may require significant expenditures and may increase the probability that we will suffer system degradations and failures.

The Company may continue to be impacted by the worldwide economic downturn due to the COVID-19 pandemic. The COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally. The deterioration of global economic conditions as a result of the pandemic may lead to negative outcomes for real-estate focused businesses like ours, such as decreased occupancy levels and pricing for revenue producing properties, tenants being unable to meet their rent obligations, and governmental authorities enacting laws that that make it more difficult for us to monetize the properties that we invest in. We cannot assure you that we will not be affected by existing or future negative impacts of the COVID-19 pandemic.

The Company has outstanding debt in the form of promissory notes. The Company has previously made issuances of promissory notes to its executive officers that remain outstanding – approximately $700,000 in total as of the date of this Offering Memorandum, which must be repaid by 2027. If the Company chooses to repay these notes, it may have a negative impact on the Company's ability to grow its operations as quickly as it desires. Additionally, while the Company's executive officers do not intend to declare an event of default under the notes, investors should be aware that if the Company does not pay these notes when due, the holders of the notes may declare a default, and the amounts due under the notes could become immediately due and payable.

Risks Related to Compliance and Regulation

The Company's wholly-owned subsidiary, CalTier Advisors, LLC, recently became a registered internet investment advisor with the SEC, which has strict compliance requirements. Failure to comply with these requirements could subject CalTier Advisors or the Company to liability.

As an SEC registered internet investment adviser, CalTier Advisors must comply with the rules and regulations applicable to SEC registered internet investment advisers. CalTier Advisors only recently became registered with the SEC in this capacity, and therefore does not have a significant amount of experience as an SEC registered investment adviser. If CalTier Advisors fails to comply with these requirements, it could be subject to liability, including, but not limited to, fines, injunctions, or other regulatory enforcement actions. Additionally, CalTier Advisors is a wholly-owned subsidiary of the Company, and the people behind CalTier Advisors are the same as the management of CalTier, Inc. As such, the Company could also face liability for the compliance failures of CalTier Advisors, which could harm the Company's financial position, reputation, and ability to conduct its business as intended. Further, to the extent any of the Company's (or its subsidiaries') historical activities prior to CalTier Advisors obtaining this registration are considered activities reserved solely for registered investment advisors, the Company could be subject to a variety of penalties, including fines and sanctions, for those prior activities.

As we grow our business, we may not be able to manage our growth successfully.

If we are able to increase the scope of our business, our customer base, the volume of our transactions and grow our business, we will face business risks commonly associated with rapidly growing companies, including the risk that existing management, information systems and financial and internal controls may be inadequate to support our growth. We cannot predict whether we will be able to respond on a timely basis, or at all, to the changing demands that our growth may impose on our existing management and infrastructure.

This risk is illustrated by the fact that, that we have been unable to produce audited financial statements on a timely basis, and were late in filing our Form C-AR for both the 2021 and 2022 fiscal years. To address this material weakness, management has devoted, and plans to continue to devote, significant effort and resources to the remediation and improvement of the company's internal control over financial reporting.

If we continue to have issues and/or fail to adapt our management, information systems and financial and internal controls to our growth, or if we encounter other unexpected difficulties, our business, financial condition and operating results will suffer.

The Company operates in a regulatory environment that is evolving and uncertain. The regulatory framework for online capital formation or crowdfunding is very new. The regulations that govern our operations have been in existence for a very few years. Further, there are constant discussions among legislators and regulators with respect to changing the regulatory environment. New laws and regulations could be adopted in the United States and abroad, and existing laws and regulations may be interpreted in ways that would impact our operations, including how we communicate and work with investors and the companies that use our Platform's services. For instance, in recent years, there have been several attempts to modify the current regulatory regime surrounding online capital formation. Some of those suggested reforms could make it easier for anyone to sell securities (without using our services), or could increase our regulatory burden, including requiring us to register as a broker-dealer before we choose to do so. Any such changes would have a negative impact on our business.

The Company may have investors who are non-US persons, and therefore will be subject to their home countries regulations. To the extent there are regulatory changes in those countries, it may limit those investors' ability to invest and participate in this offering. Further, if relations between the United States and some of these countries worsen, investors may be unwilling to hold or buy our Nonvoting Common Stock.

Risks Related to our Securities

Holders of our Nonvoting Common Stock will not have any voting rights in our Company, and therefore will have no ability to influence decisions regarding our business. Our Certificate of Incorporation provides holders of Nonvoting Common Stock do not have any voting rights in the Company. As such, investors in this offering should be aware that they will have no ability to influence decisions regarding our business.

There is a risk that you may not receive dividends at all, or that dividends may not grow over time. The Company intends to declare payments of dividends periodically as revenues permit. The Company has not established a minimum dividend payment level and the amount of any dividends paid will vary over time. The Company's ability to pay dividends may be adversely affected by a number of factors, including the risk factors described in this Offering Memorandum. All dividends will be declared at the discretion of the Board of Directors and will depend on earnings, financial conditions, and other factors that the Board of Directors may deem to be relevant from time to time. Among the factors that could adversely affect our results of operations and impair our ability to pay dividends are:

- the profitability of the investment of the net proceeds of this offering;

- the ability to make profitable reinvestments;

- interest charges or other expenses that reduce our cash flow;

- defaults in our asset portfolio or other decreases in the aggregate NAV of our portfolio; and

- the fact that anticipated operating expense levels may not be accurate and actual expense results are higher than estimates.

A change in any one of these factors could affect our ability to declare dividends. The Company cannot assure you that it will achieve investment results that will allow the Company to make a specified level of dividend payments or year-to-year increase in valuation.

The Company may not be able to declare dividends in the future or the Board of Directors may change the dividend policy in the future. In addition, some of the dividends may include a return of capital. To the extent that the Company decides to pay dividends in excess of the Company's current and accumulated tax earnings and profits, such dividends would generally be considered a return of capital for U.S. federal income tax purposes. A return of capital reduces the basis of an investor's investment in our Nonvoting Common Stock to the extent of such basis and is treated as capital gain thereafter.

There is only a small minimum amount set as a condition to closing this offering. Because this is a "best efforts" offering with a small minimum (or Target Amount), we will have access to any funds tendered after that Target Amount is met, up to the maximum offering amount of $1,300,000 in this offering. This might mean that if we only reach our Target Amount, it may leave the Company without adequate capital to pursue its business plan or even to cover the expenses of this offering.

The Company's valuation and offering price have been established internally and are difficult to assess. CTR has set the price of its Nonvoting Common Stock independently, at $6.50 per share. Valuations for companies at this stage are generally speculative. The Company has generated limited revenues so far. The Company's valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Nonvoting Common Stock, our other classes of shares, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. *See* "Dilution" for more information.

No guarantee of return on investment. There is no assurance that you will realize a return on your investment or that you will not lose your entire investment. For this reason, each investor should read this Form C and all Exhibits carefully and should consult with his or her own attorney and business advisor prior to making any investment decision.

This investment is illiquid. There is currently no established market for reselling our Nonvoting

Common Stock. If you decide that you want to resell these securities in the future, you may not be able to find a buyer.

The Company's management has discretion as to the use of proceeds received from investors in this offering. We intend to use the net proceeds from this offering for the purposes described under the "Use of Proceeds" section of this Offering Memorandum. The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors purchasing our Nonvoting Common Stock will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors. In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company, or provide investors with voting rights, or other preferential rights over investors in our Nonvoting Common Stock in this offering.

The subscription agreement for this offering has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware regardless of convenience or cost to you, the investor. In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement other than those arising under the federal securities laws in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations. You will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement other than those arising under the federal securities laws.

If we opposed a jury trial demand based on the waiver, a court would determine whether the

17

waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim not arising under the federal securities laws against the company in connection with matters arising under the subscription agreement, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the company's securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

The jury trial waiver only applies to claims against the Company arising out of or related to the subscription agreement. As the provisions of the subscription agreement relate to the initial sale of the securities, subsequent transferees will not be bound by the subscription agreement and therefore to the conditions, obligations and restrictions thereunder, including the jury trial waiver.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Other investors in our Company have additional rights and are entitled to receive

additional benefits than those being offered to investors in this Offering. Holders of the Company's Voting Common Stock have certain rights that are not available to holders of our Nonvoting Common Stock that investors may purchase in this offering. For example, our Voting Common Stock has voting rights in the Company. See "Description of Capital Stock" for further details. Investors should be aware of the rights associated with the securities they are purchasing in this offering.

We are offering Bonus Shares to some investors in this offering, which effectively gives them a discount on their investment. Certain investors in this offering who meet certain investment thresholds (starting at $1,000 and going up to $1,000,000) invest more than $1,000 and/or who subscribed for shares by October 15, 2023 are entitled to receive Bonus Shares, which effectively gives them a discount on their investment. Therefore, investors who either (i) invest less than $1,000 or (ii) did not subscribe for shares in this offering by October 15, 2023 and pay the full price for the Nonvoting Common Stock in this offering will be immediately diluted by investments made by investors entitled to receive the Bonus Shares, who will effectively pay less per share. Investors may also suffer immediate dilution if they qualify only for the minimum Bonus Shares available, if other investors qualify for greater Bonus Share incentives.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As of the date of this Offering Memorandum, the Company's executive officers and directors are as follows:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Matthew Belcher	Chief Executive Officer, President, and Director	2017 - Current	Full time
Parker Smith	Chief Financial Officer, Chief Operating Officer, Director	2017 - Current	Full time
Travis Hook	Chief Information Officer, Secretary, and Director	2017 - Current	Full time

Matthew Belcher, Chief Executive Officer, President, and Director
Matt Belcher is a founder of CTR. He has over 20 years executive management experience across several continents covering deal structuring, M&A and sales/marketing while working with some of the largest companies in the world including BP, Shell, The International Olympic Committee, FT.com, Barclays Capital, Deutsche Bank, Virgin and many more. In 2016, Matt co-founded San Diego EB-5 Regional Center, a USCIS approved Regional Center of which he is a co-founder. In 2017 , he co-founded Woodmont EB-5 Regional Center. Within these roles, he provides high-value advice, project direction, fund management and deal-making services to project owners and stakeholders looking to leverage the EB-5 funding program and foreign direct investment (FDI) as a whole. He has been engaged in many aspects of complex real estate transactions, deal origination, Foreign Direct Investment (FDI), foreign trade and deal structuring. His Real Estate experience covers projects and deals ranging from $1 million to over $1 billion.

Parker Smith, Chief Financial Officer, Chief Operating Officer, Director
Parker Smith is the CFO, COO, and a Director of CTR. Since 2016, Mr. Smith has been a Co-Founder and Managing Attorney at Sy and Smith, PC, focusing on Civil Litigation, Immigration Law, and Business Transactions. Prior to Sy and Smith, Parker worked for one of the top U.S. defense consulting firms and managed his own legal practice. Parker Smith received his Juris Doctor from Thomas Jefferson School of Law. He has a Bachelor's in Business Finance from Brigham Young University, and spent several years working in the banking industry. He is a member of the California and Utah State Bars and is fluent in Spanish.

Travis Hook, Chief Information Officer, Secretary, and Director
Travis Hook is a founder of CTR. From 2013 to 2016, Travis Hook worked as a residential and commercial real estate agent under Coastal Pacific Real Estate Brokerage in La Jolla, CA. In 2015, he co-founded MyCityShares, LLC, a management consulting company offering custom research, document creation, consulting and audit solutions to help domestic and international clients take advantage of the U.S. investment visa programs through U.S. Real Estate acquisition and

development opportunities. In 2016, Travis Hook also co-founded the San Diego EB-5 Regional Center, a regional development entity licensed by the United States Citizenship and Immigration Services (USCIS) to promote regional job creation through foreign investment. He received his Bachelors of Science from Baylor University in 2008 and his Masters of Business Administration from Marshall Goldsmith School of Management in 2015, with an emphasis on entrepreneurship and international business and is currently pursuing an Industrial and Organizational Psychology PhD at California School of Professional Psychology in San Diego, CA.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Ownership

The following table shows the ownership of the Company's shareholders that own more than 20% of our voting securities individually.

Name of Beneficial owner	Amount (and class of securities held)	Percent of voting power prior to the Offering
Herts Investment International, LLC*	1,785,000 (Voting Common Stock)	24.86%
Parker Smith	1,785,000 (Voting Common Stock)	24.86%
Travis Hook, LLC**	1,785,000 (Voting Common Stock)	24.86%

* Matt Belcher owns 100% of Herts Investments International, LLC
** Travis Hook owns 100% of Travis Hook, LLC

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	$650 (the Target Amount)	$1,300,000 Raise (the "Maximum Offering Amount")
Offering Costs [1]	$650	$80,000
Selling Commissions and Fees [2]	$0	$44,000
CalTier Platform and Technology	$0	$100,000
Operational, and General and Administrative	$0	$400,000 [3]
Marketing and Advertising	$0	$676,000

(1) Offering Costs include legal, financial and other third-party services associated with preparing offering documents, and supporting the offering once launched.
(2) Includes a $2,500 set-up fee payable to Rialto Markets LLC, as well as 3% cash commission payable to Rialto Markets LLC on proceeds raised in this Offering. Does not include a 1% equity commission payable to Rialto Markets LLC, which may result in the issuance to Rialto Markets LLC of up to 2,000 shares of Nonvoting Common Stock at the maximum offering amount in this offering.
(3) Includes salaries of approximately $12,000 per month for each Executive Officer and approximately $7,000 per month for all other employees of our Company that we may hire. Also includes amounts that may be spent on launching a Real Estate Investment Trust fund.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Statements

Our financial statements can be found in Exhibit A to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by PKF San Diego, LLP. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Memorandum. We note that the financial statements are in the name of "CalTier Realty, LLC" which is the previous name of the Company. Effective March 23, 2022, the Company prior converted from a California limited liability company to a Delaware corporation, and changed its name to "CalTier, Inc." in the process. As such, the financial statements of "CalTier Realty, LLC" are the financial statements of the Company.

The Company has substantially all of its operations conducted through its existing funds and special purpose entities consisting of CalTier Fund I, LP, CalTierSDI, LLC, CalTierAZI, LLC, CalTierTXI, LLC, and CalTierLVI, LLC (the "Operating Partnerships" which are considered related parties) as a general partner or managing member. As of December 31, 2022 and 2021, the Company owned no real property, accordingly, all of its revenues were derived from its asset management and fund management services, specifically, revenues can come from asset management fees, carried interest allocation, incentive fees, principal investment income and administrative, transaction and other fees.

Results of Operations

Revenues: The Company generated $72,817 in revenues during the twelve months ended December 31, 2022, a $142,742 decrease from revenues of $215,559 for the twelve months ended December 31, 2021. For both of the years ended December 31, 2022 and 2021, all of the Company's revenues were derived from fees earned in connection with management of the Company's real estate funds. This decrease in revenues from 2021 was primarily because in 2021 the Company sold certain real estate assets held by certain of its funds, which resulted in proceeds to the Company in the form of carried interest from those funds of approximately $163,000 and there was no equivalent payment in 2022. The decrease in carried interest fee was partially offset by an increase of approximately $13,000 in asset management fees and an increase of approximately $6,000 asset acquisition fees in 2022 compared to and 2021.

Operating Expenses: The Company incurred total operating expenses of $1,570,297 during the twelve months ended December 31, 2022 – a significant increase from operating expenses of $407,062 for the twelve months ended December 31, 2021.

The following were the main drivers in the increase in operating expenses:

- A $548,361 increase in selling, general and administrative expenses due to increase in the usage of staff and contractor works as our business had more assets under management.
- A $614,874 increase in professional and legal expenses due to growing the Company, and includes the costs of compliance and the internet investment advisor registration

of our subsidiary, CalTier Advisors LLC.

Net Loss: As a result of the foregoing, the Company incurred a net loss of $1,670,211 for the twelve months ended December 31, 2022 compared to a net loss of $191,503 for the twelve months ended December 31, 2021.

Liquidity and Capital Resources

As of December 31, 2022, the Company had $85,932 in cash on hand, as well as $207,066 in accounts receivable from related parties, and $342,816 in advances to related parties. To date, the Company has not made any profits.

The Company was initially capitalized by private placements under 506(b) of Regulation D, for which it received $175,000 in exchange for equity of the Company, raised from both affiliates of the Company and outside investors.

Receiving proceeds from this offering under Regulation Crowdfunding, or from other sources of financing, is necessary for the viability of the Company. The Company's current burn rate is approximately $141,600 per month, excluding costs associated with this offering. However, as we continue to fundraise and develop our operations, we anticipate increasing our monthly costs proportionately. The Company believes that if it receives the maximum proceeds from this offering, the Company could continue to grow and be viable for the next 12 months before needing to raise additional capital. Absent additional capital after this 12 month period, the Company may be forced to significantly reduce expenses and could become insolvent.

During the year ended December 31, 2022, the Company conducted a Regulation Crowdfunding offering, in which it raised $206,800 from the sale of 50,917 shares of Nonvoting Common Stock. Additionally, the Company received an additional $1,031,800 in investments via an 506(c) Regulation D offering of Nonvoting Common Stock that commenced in July of 2022.

The Company is conducting a concurrent private placement pursuant to 506(c) of Regulation D for up to $3,000,000 worth of our Nonvoting Common Stock at the same price per share as offered to investors in this offering.

Since December 31, 2022 and through June 30, 2023, the Company has received $100,000 from the sale of its Non-Voting Common Stock, and had approximately $50,000 in cash in hand as of June 30, 2023. With respect to revenue and expenses, to date, our revenues have increased approximately 150% from December 31, 2022 through June 30, 2023, and our expenses have increased in proportion to these revenue increases.

Indebtedness

In March 2022, the Company issued promissory notes to each of Herts Investment International, LLC (an entity owned by Matthew Belcher), Travis Hook, and Parker Smith. The promissory notes were issued by the Company as consideration for the Company repurchasing Voting Common Stock (at the time, limited liability company interests) from each of Matthew Belcher, Travis Hook, and Parker Smith. The promissory notes each bear interest at 5% per annum and, subject to the Company having sufficient cash flows as reasonably determined by the Company's management, are due and payable in five tranches (each one-year apart) with 20% of the outstanding principal and interest due each year, until the entire balance has been repaid (if according to schedule, on February 22, 2027). The related party notes payable, plus accrued interest, amounted to $718,750 at December 31, 2022. These notes are still outstanding as of the date of this Offering Memorandum.

Commitments

In July 2022, the Company entered into a software development contract with a third-party to develop its application and platform for real estate investments and its investors. Under the terms of this arrangement, the Company committed to pay $1,600,000, $400,000 which is payable in cash and $1,200,000 for 250,000 shares of the Company's common stock. The common stock is only issuable if the software works to the appropriate specifications designated by the Company. Through December 31, 2022, the Company has paid $62,500 in cash for these services.

In April 2023, the Company issued a promissory note to an entity related to a shareholder in the amount of $25,000, that bears interest at 10% and was due June 12, 2023. This amount has been fully paid, and this note is no longer outstanding.

An investment of which the Company serves as the general partner and manager, suffered a complete loss. Although the Company is not legally liable for these losses, management decided to ensure that the investors initial contributions were returned in full. In late 2021 and throughout 2022, the Company has returned to these investors $101,300 of their contributions and recognized a loss on this investment of $144,000. The Company has committed to purchasing the remaining investors contributions in the amount of $49,700, which is included in accounts payable and accrued expenses in the accompanying balance sheets.

Plan of Operations

We were formed on August 18, 2017, and we have been operational since 2019. We have established the following milestones in our plan of operations:

● If the Company raises the Target Amount set out in "Use of Proceeds," it will use those funds to cover the costs of the offering, and will continue to rely on its revenues to fund its business.
● If the Company raises $650,000 in this offering, the Company plans to continue to grow Fund I and introduce its second real estate fund (intended to be a REIT). The Company also intends to use proceeds generated from management fees of those funds to pay for the marketing, operational, legal, accounting, and compliance needs of the Company.
● If the Company raises the maximum offering amount in this offering of $1,300,000, the Company intends to introduce its new technology platform and mobile application as well as offer additional financial services to its community. Additionally, if the Company raises the maximum offering amount, the Company intends, over the next 12 months, to expand its workforce to include support, investment, and administrative staff; improve and further develop its Platform and other technologies; and increase its marketing efforts for customer

acquisition and user growth.

Trends

CTR believes that existing apartments will continue to do quite well in terms of occupancy (i.e., 95%+ occupancy rate), CTR also believes that as an asset class, multi-family assets in West, Midwest and Southwest areas will continue to benefit from appealing risk-adjusted returns. CTR's understanding is that even through the volatility of the markets, the fundamental demand for housing, coupled with population growth, make apartments a relatively safe option for investment capital. As such, we intend that the focus of the funds we create in the near future will also be investing in institutional-grade multi-family real estate assets.

The Company's wholly-owned subsidiary, CalTier Advisors, LLC ("CalTier Advisors"), is an internet investment advisor registered with the SEC. CalTier Advisors offers ongoing investment advisory services regarding real estate investments to retail investors primarily through the Platform. CalTier Advisors provides investment advisory services to its clients through the Platform on a non-discretionary basis. This means that its clients make the ultimate decision whether to purchase or sell any investments. Our Company has discretion to manage CalTier Advisors' retail client's investment(s) once the client decides to invest in a CalTier pooled investment vehicle. The Company also serves as the manager of the funds that are offered as investment options on the Platform.

As a result of CalTier Advisors becoming an SEC registered internet investment adviser, it is subject to additional compliance and regulatory requirements, which may lead to increased costs and potential liability for CalTier Advisors (as well as the Company, as the owner of CalTier Advisors).

RELATED PARTY TRANSACTIONS

Promissory Notes with Officers and Directors

In March 2022, the Company issued promissory notes to each of Herts Investment International, LLC (an entity owned by Matthew Belcher), Travis Hook, and Parker Smith. The promissory notes were issued by the Company as consideration for the Company repurchasing Voting Common Stock (at the time, limited liability company interests) from each of Matthew Belcher, Travis Hook, and Parker Smith. The promissory notes each bear interest at 5% per annum and, subject to the Company having sufficient cash flows as reasonably determined by the Company's management, are due and payable in five tranches (each one-year apart) with 20% of the outstanding principal and interest due each year, until the entire balance has been repaid (if according to schedule, on February 22, 2027).

Each note will become immediately due and payable upon a "Change of Control". A "Change of Control" – i.e. a sale of substantially all of the assets of the Company or a transaction in which 50% or more of the voting power of the Company is acquired.

Finally, upon an "event of default", the holder of the note may declare the entire unpaid balance of the note to be immediately due and payable. An "event of default" under the note may occur if the Company fails to make any required payments due under the note within 30 days of the due date, or if the Company commences an action to declare bankruptcy.

The related party notes payable, plus accrued interest, amounted to $718,750 at December 31, 2022.

Promissory Note with Shareholder

In April 2023, the Company issued a promissory note to an entity related to a shareholder in the amount of $25,000, that bears interest at 10% and was due June 12, 2023. This amount has been fully paid, and this note is no longer outstanding.

Dealings with our Fund

Advances to related parties are expenses and other costs paid for on behalf of related parties until those operations raise capital and begin operations. The balance of advances to related parties, our Fund, at December 31, 2022 and 2021 was approximately $343,000 and $377,000, respectively.

Employment Agreements

In 2022, the Company entered into employment agreements for annual compensation of $120,000 a year with Matthew Belcher, Parker Smith, and Travis Hook, all of whom serve on the Board of Directors and executives of the Company.

RECENT OFFERINGS OF SECURITIES

We have made the following exempt offerings of securities within the last three years.

Date of Commencement of Offering (MM/YYYY)	Offering Exemption Relied Upon	Securities Offered	Final Amount of Shares Sold	Final Proceeds	Use of Proceeds
05/2021	Regulation D 506(b)	Convertible Note	112,000	$100,000	Operational, Marketing, Technology
04/2021	Regulation D 506(b)	Voting Common Stock	312,500	$625,000	Operational, Marketing, Technology
04/2022	Regulation CF	Non-voting Common stock	50,917	$206,800	Operational, Marketing, Technology
07/2022	Regulation D 506(c)	Non-voting Common stock	225,924	$1,031,800	Operational, Marketing, Technology
02/2023 - present	Regulation D 506(c)	Non-voting Common stock	22,040*	$135,000*	Operational, Marketing, Technology

.

*The offering is still open, and these amounts are not final.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our Nonvoting Common Stock. This summary reflects CalTier's Certificate of Incorporation and Bylaws and does not purport to be complete and is qualified in its entirety by reference to the Certificate of Incorporation and Bylaws, copies of which are included as Exhibit C and D, respectively, to this this Offering Memorandum. For a complete description of the Company's Nonvoting Common Stock, you should refer to our Certificate of Incorporation, Bylaws and applicable provisions of Delaware General Corporation Law.

General

The Company's authorized capital stock consists of 7,266,667 shares of Voting Common Stock, par value $0.0001 per share, of which 7,179,500 is outstanding as of the date this Offering Memorandum, and 2,733,333 shares of Nonvoting Common Stock, par value $0.0001 per share, of which 1,962,083 is outstanding as of the date of this Offering Memorandum. For this offering, the Company is issuing up to 200,000 shares of Nonvoting Common Stock at purchase price of $6.50 per share (assuming no bonus shares are issued). We collectively refer to our Voting Common Stock and Nonvoting Common Stock below as "Common Stock".

Common Stock

Dividend Rights

The Board of Directors may declare a dividend to holders of the Company's Common Stock from time to time upon their discretion.

Voting Rights

Holders of Nonvoting Common Stock do not have voting rights in the Company. Holders of Voting Common Stock have voting rights in the Company and may vote to require the Company to take certain actions (such as the removal of directors of the Company upon affirmative vote of the holders of a majority of the voting power of the Company).

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock. The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of shares, common or preferred, that we may designate in the future.

Additional Restrictions on Transfer of Shares of our Nonvoting Common Stock as set forth in our Company's Bylaws

No Transfer without Company's Permission

Holders of the Company's Nonvoting Common Stock may not transfer their shares without prior written consent of the Company, which may be withheld by the Company for any legitimate corporate purpose, as determined by the Company's Board of Directors. Stockholders who wish to transfer their shares of Nonvoting Common Stock must first give written notice to the Company of their intent to transfer, and must provide in this notice the name of the transferee, the number of shares to be transferred, and the proposed consideration for the transfer.

This restriction on transfer will terminate upon the date securities of the Company are offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended (the "1933 Act").

Lock-Up

No stockholder of the Company may transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any common stock or other securities of the Company held by the stockholder during the 180-day period following the effective date of the Company's first firm commitment underwritten public offering of its common stock, whenever that may occur.

Right of First Refusal

If a stockholder of the Company provides written notice to the Company of its intent to transfer his or her shares of Nonvoting Common Stock, for 30 days following receipt of such notice, and subject to certain exemptions as set forth in the Company's bylaws, the Company has the option to purchase the shares specified in the notice at the price and upon the terms set forth in such notice. In the event of a gift in which the proposed transferee is not paying the full price for the shares, the price will be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors of the Company.

What It Means To Be A Minority Holder

As an investor in Nonvoting Common Stock of the Company, you will not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Transferability of Securities

For a year, the Nonvoting Common Stock can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has selected Vertalo, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

VALUATION

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How We Priced Our Nonvoting Common Stock

The Company determined the valuation internally based on a number of factors, including:

- Competitor analysis
- Market size of our Company's products and services, and our estimation of what portion of that market we could capture
- Business and real estate relationships of our Company
- Cost to reproduce our products and services by competitors.
- Revenue and potential revenue of our Company's operations
- Value of our customer(s)
- Paid legal and offering expenses; and
- Cash provided by our founders and existing investors

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has filed its annual report for the year ended December 31, 2022. Any future annual reports will be posted on the Company's website, caltierinc.com.

Compliance failure

The Company previously filed its 2021 and 2022 Annual Reports on Form C-AR late. However, it has since filed its Annual Report for the 2021 and 2022 fiscal years, and is now in compliance with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

To invest in this offering, please visit the online portal hosted by Rialto Markets, LLC at investincaltier.com, click on the "invest now" button, and follow the instructions to complete your investment.

Information Regarding Length of Time of Offering

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date of October 31, 2023.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing Company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12- month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at investincaltier.com.

EXHIBITS INDEX

Exhibit A. Financial Statements (Attached hereto below)
Exhibit B. Offering Page (Filed on EDGAR)
Exhibit C. Certificate of Incorporation (Filed on EDGAR)
Exhibit D. Bylaws (Filed on EDGAR)
Exhibit E. Subscription Agreement (Filed on EDGAR)

CALTIER REALTY, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021



CalTier, Inc. (f.k.a. CalTier Realty, LLC)

Table of Contents

PKF San Diego, LLP

PKF

INDEPENDENT AUDITORS' REPORT

To the Members and Management of
CalTier, Inc. (f.k.a. CalTier Realty, LLC)
San Diego, California

Opinion

We have audited the accompanying financial statements of CalTier, Inc. (f.k.a. CalTier Realty, LLC), a Corporation, which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders'/members' equity(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CalTier, Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of CalTier, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses since inception and has an accumulated deficit of approximately $1,900,000 at December 31, 2022. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about CalTier, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

2020 Camino del Rio North, Suite 1000, San Diego, CA 92108
T: (619) 238 1040   **F:** (619) 237 5177   **E:** info@pkfsandiego.com   **W:** www.pkfsandiego.com

PKF San Diego, LLP is a member firm of the PKF International Limited and Allinial Global families of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CalTier, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about CalTier, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ PKF San Diego, LLP

San Diego, California   PKF San Diego, LLP

June 30, 2023

CALTIER INC. (f.k.a. CALTIER REALTY, LLC)

BALANCE SHEETS

DECEMBER 31, 2022 AND 2021

	2022	2021
ASSETS		
Current Assets		
Cash	$ 85,932	$ 239,099
Advances to related parties	342,816	377,197
Prepaid expenses	30,000	4,125
Total current assets	458,748	620,421
Accounts receivable - related parties	207,066	113,162
Total assets	$ 665,814	$ 733,583
LIABILITIES AND STOCKHOLDERS' / MEMBERS' EQUITY (DEFICIT)		
Current Liabilities		
Accounts payable and accrued expenses	$ 160,475	$ 65,027
Related party notes payable	166,750	-
Total current liabilities	327,225	65,027
Related party notes payable, net of current portion	552,000	-
Total liabilities	879,225	65,027
Commitments and contingencies (Notes 2, 5 and 6)		
Stockholders' / Members' Equity (Deficit)		
Members' equity	-	668,556
Stockholders' equity (deficit)		
Voting shares: $0.0001 par value; 7,266,667 shares authorized and 7,179,500 issued and outstanding	718	-
Nonvoting shares: $0.0001 par value; 2,733,333 shares authorized and 1,937,665 issued and outstanding	194	-
Additional paid in capital	1,455,888	-
Accumulated deficit	(1,670,211)	-
Total stockholders' / members' equity (deficit)	(213,411)	668,556
Total liabilities and stockholders' / members' equity (deficit)	$ 665,814	$ 733,583

CALTIER INC. (f.k.a. CALTIER REALTY, LLC)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
REVENUES	$ 72,817	$ 215,559
OPERATING EXPENSES		
Selling, general and administrative	636,365	88,004
Professional and legal	933,932	319,058
Total operating expenses	1,570,297	407,062
Operating loss	(1,497,480)	(191,503)
OTHER INCOME (EXPENSE)		
Interest expense	(28,731)	(3,430)
Loss on investment	(144,000)	-
Total other expense	(172,731)	(3,430)
NET LOSS	$ (1,670,211)	$ (194,933)

CALTIER INC. (f.k.a. CALTIER REALTY, LLC)

STATEMENTS OF CHANGES IN STOCKHOLDERS' / MEMBERS' EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Class A Units	Class B Units	Nonvoting Shares	Voting Shares	Par Value of Shares	Additional Paid in Capital	Accumulated Deficit	Total
Members' Equity, December 31, 2020	173,300	745,000	-	-	$ -	$ -	$ -	$ 131,489
Sale of member interests	-	30,000	-	-	-	-	-	600,000
Returned member interests	-	(30,000)	-	-	-	-	-	(30,000)
Conversion of note payable to member interests	-	11,200	-	-	-	-	-	112,000
Member interest issued for services	-	2,500	-	-	-	-	-	50,000
Net loss	-	-	-	-	-	-	-	(194,933)
Members' Equity, December 31, 2021	173,300	758,700	-	-	-	-	-	668,556
Sale of member interests	-	1,250	-	-	-	-	-	25,000
Repurchase of member interests	-	(34,500)	-	-	-	-	-	(690,000)
Returned member interests	-	(20,000)	-	-	-	-	-	(3,556)
Conversion of members' capital to common stock	(173,300)	(705,450)	1,733,333	7,054,500	879	(879)	-	-
Shares issued for services	-	-	-	125,000	13	549,988	-	550,000
Sale of shares of common stock	-	-	204,332	-	20	906,780	-	906,800
Net loss	-	-	-	-	-	-	(1,670,211)	(1,670,211)
Stockholders' Deficit, December 31, 2022	-	-	1,937,665	7,179,500	$ 912	$ 1,455,888	$ (1,670,211)	$ (213,411)

CALTIER INC. (f.k.a. CALTIER REALTY, LLC)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

		2022		2021
Cash Flows from Operating Activities				
Net loss	$	(1,670,211)	$	(194,933)
Adjustments to reconcile net loss to net cash				
used in operating activities:				
Bad debt		35,861		-
Common stock/member interest issued for services		550,000		50,000
Accrued interest		28,750		3,430
Change in operating assets and liabilities:				
Accounts receivable - related parties		(129,765)		(83,010)
Advances to related parties		34,381		(163,822)
Prepaid expenses		(25,875)		(4,125)
Accounts payable and accrued expenses		95,448		60,715
Net Cash Used in Operating Activities		(1,081,411)		(331,745)
Cash Flows from Financing Activities				
Payments on returned member interests		-		(30,000)
Proceeds from issuance of member interests/shares		25,000		600,000
Proceeds from issuance of shares of common stock		903,244		-
Net Cash Provided by Financing Activities		928,244		570,000
Net (Decrease) Increase in Cash		(153,167)		238,255
Cash at Beginning of Year		239,099		844
Cash at End of Year	$	85,932	$	239,099
Supplemental Disclosures of Cash Flow Information:				
Cash Paid During the Year For:				
Interest	$	-	$	-
Taxes	$	-	$	-
Non-Cash Investing and Financing Information:				
Conversion of note payable to member interests	$	-	$	112,000
Issuance of related party notes for repurchase of				
member interests	$	690,000	$	-

CALTIER INC. (f.k.a. CALTIER REALTY, LLC)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – Nature of Operations

CalTier, Inc. (the "Company") is a Fintech company that opens the door to professionally managed institutional grade multi-family investments not typically available to the retail investor. The Company is currently focused on bringing institutional-grade real estate investments to the everyday investor and removing the complicated barriers that currently exist. The Company changed its name from CalTier Realty, LLC to CalTier, Inc. on March 23, 2022 and converted from a California Limited Liability Company, which was formed on August 18, 2017, to a Delaware C-corporation.

Real Estate Acquisition & Management

Since inception, the Company has focused primarily on the acquisition, management and growth of equity investments which typically have ownership of multi-family workforce housing. These assets are often off-market and have historically not been made available to the general public. The Company has relationships within the real estate industry and selects properties discovered through real estate brokers, pre-existing professional relationships, independent property owners and public/city properties and/or owned land.

Nature of Operations Summary

The Company has substantially all of its operations conducted through its existing funds and special purpose entities consisting of CalTier Fund I, LP, CalTierSDI, LLC, CalTierAZI, LLC, CalTierTXI, LLC, and CalTierLVI, LLC (the "Operating Partnerships" which are considered related parties) as a general partner or managing member (the "Manager"). The Company operated under the terms of its limited liability operating agreement and current year's adopted corporate agreement ("Operating Agreement") that provides the Manager the full, exclusive, and absolute right, power, and authority to manage the business affairs of the Company, control its property and assets, and make all decisions affecting the Company.

The Company provides asset management services for all of the properties in the Company's portfolio and the additional properties to be acquired by the Company and entities under which the Company has Operating Partnerships for. As of December 31, 2022 and 2021, the Company owned no real property, accordingly, all of its revenues were derived from its asset management and fund management services. The Company serves, directly or indirectly and either alone or with co-managers or co-managing members as the manager or managing member of each of the related entities.

The Company's activities since inception have consisted of formation activities, capital raising and initial investments. The Company has commenced its planned principal operations and is in the growth phase. The Company is dependent upon additional capital resources for its continued growth and implementation of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned full operations, scaling back on its full planned operations, or failing to profitably operate the business and properties of others.

The Company has raised capital through a crowd funding platform through Regulation CF and Regulation D. The Company's investment period will commence on the date of the initial closing and expires on the earlier of: (i) the date at which the maximum offering amount has been sold, (ii) August 31, 2023, and (iii) the date at which the offering is terminated by the Company. The Company shall continue indefinitely unless all investments are sold, and distributions made to the members or at the sole discretion of the management at any point in time.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates consist of the valuation of common stock issued for services and collectability of accounts receivable. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less. Investments with maturities or redemption dates greater than 90 days at the date of purchase are included in short-term investments.

Accounts Receivable – Related Parties

Accounts receivable are primarily with related parties that the Company operates as the Manager for which it has earned fees and are stated at the historical carrying amount net of write-offs and allowances for uncollectible accounts. The Company establishes an allowance for uncollectible accounts based on historical experience and any specific customer collection issues that the Company has identified. There was no allowance for uncollectible accounts at December 31, 2022 and 2021. No interest on past due amounts is charged. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined that the balance will not be collected. During the years ended December 31, 2022 and 2021, the Company wrote off as uncollectable accounts $35,861 and $0, respectively.

Advances to Related Parties

Advances to related parties are expenses and other costs paid for on behalf of related parties until those operations raise capital and begin operations. The balance of advances to related parties at December 31, 2022 and 2021 was approximately $343,000 and $377,000 , respectively.

Deferred Financing Costs

The Company complies with the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 340-10-S99-1, *Other Assets and Deferred Costs* and SEC Staff Accounting Bulletin (SAB) Topic 5A - *Expenses of Offering*. Deferred offering costs consist principally of accounting and legal fees incurred in connection with an offering under Regulation CF or A. Prior to the completion of the offering, these costs are capitalized as deferred offering costs on the Balance Sheets. The deferred offering costs will be charged against proceeds from member contributions upon the completion of the offering or to expense if the offering is not completed further. The Company had no deferred offerings costs as of December 31, 2022 and 2021.

NOTE 2 – Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Revenues consist of management fees, carried interest allocation, incentive fees, principal investment income and administrative, transaction and other fees. The Company recognizes revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company's revenue is based on contracts with a determinable transaction price and distinct performance obligations with probable collectability. Revenues are not recognized until the performance obligation(s) are satisfied. All of the Company's revenues were generated from related parties.

In addition, the Company typically operates as a General Partner and manages investment portfolios. All fees are earned from affiliated funds of the Company. The contractual terms of these fees vary by fund structure and investment strategy.

Asset Management Fee

Asset management fees are generally based on a defined percentage of fair value of assets, total commitments, invested capital, net asset value ("NAV"), net investment income, total assets or par value of the investment portfolios managed by the Company. All asset management fees are earned from affiliated funds of the Company. The contractual terms of management fees vary by fund structure and investment strategy. Asset management fees are recognized as revenue in the period advisory services are rendered, subject to the Company's assessment of collectability. The asset management fee is equal to an annualized rate ranging between 2.0% and 3.0%, which is based on the NAV or capital contributions at the end of each prior quarter. For the years ended December 31, 2022 and 2021, the Company earned $57,681 and $44,174 in asset management fees, respectively.

Asset Acquisition Fee

For each real estate investment, the Company assists in investment portfolios managed by the Company, the Company will receive 1.0%-2.5% of the investment's purchase price once the investment is made by the investment company. For the years ended December 31, 2022 and 2021, the Company earned $14,231 and $7,900 in asset acquisition fees, respectively.

Construction Management Fee

For each real estate investment for which the Company manages the construction or renovation, the Company is entitled to receive additional fees for construction supervision in connection with certain construction activities undertaken at the managed properties equal to 5.0%-7.5% of the cost of such construction. For the years ended December 31, 2022 and 2021, the Company did not earn any construction management fees.

Disposition Fee

For each real estate investment, the Operating Partnerships will pay its General Partner or its designated affiliate 0.5%-1.0% of the investment's sale price. For the fiscal years ended December 31, 2022 and 2021, the Company earned $905 and $0 in disposition fees, respectively.

Property Management Fee

The Company earns property management fees by providing continuous services pursuant to property management agreements with certain clients. The Company generally earns fees under these agreements equal to 2.5%-4.0% of gross collected rents from a property. For the years ended December 31, 2022 and 2021, the Company did not earn any property management fees.

NOTE 2 – Summary of Significant Accounting Policies (Continued)

Marketing Fee

The Company earns marketing management fees by providing marketing campaigns, designing advertising and promotional information with certain clients. The Company generally earns fees under these agreements based upon effort agreed to by both parties and when the materials or advertising occurs or at a point in time. For the years ended December 31, 2022 and 2021, the Company did not earn any marketing fees.

Carried Interest

As part of the agreements the Company has within certain Operating Partnerships, the Operating Partnerships will pay the General Partner a percentage of any remaining proceeds as carried interest. For the years ended December 31, 2022 and 2021, the Company earned $0 and $163,485 in carried interest, respectively.

Advertising and Marketing

Advertising and marketing costs are expensed as incurred. Advertising and marketing expense was approximately $272,000 and $54,000 for the years ended December 31, 2022 and 2021, respectively.

Management Compensation

Management compensation expenses are paid to the Class B Members and current voting common stockholders who manage the Company according to the Company's Operating Agreement (as employees and/or consultants). In addition, the Company entered into employment agreements with certain stockholders in 2022. Management compensation expense was $402,900 and $233,000 for the years ended December 31, 2022 and 2021, respectively, and is included in professional and legal expenses in the statements of operations.

Research and Development

Research and development cost are for the Company's software development expenditures and consist primarily of costs for consultants and related contract research and facility costs. Expenditures relating to research and development incurred pre-technological feasibility are expensed as incurred. Post-technological feasibility expenditures are capitalized as incurred. Research and development expense was approximately $64,000 and $0 for the years ended December 31, 2022 and 2021, respectively.

Reclassifications

Certain balances have been reclassified from prior year to conform to current year classifications.

Income Taxes

From inception through March 22, 2022, the Company was not subject to federal or state income taxes since it was a limited liability company. The Company's taxable income or losses were allocated to its members in accordance with their respective ownership percentage. Therefore, no provision or liability for federal income taxes had been included in the accompanying financial statements.

CALTIER INC. (f.k.a. CALTIER REALTY, LLC)

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – Summary of Significant Accounting Policies (Continued)

Effective March 23, 2022, the Company converted from a California Limited Liability Company to a Delaware C-corporation and, as a result, became subject to corporate federal and state income taxes. The Company complies with FASB ASC 740, Income Taxes, ("FASB ASC 740") for accounting for uncertainty in income taxes recognized in an enterprise's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provision (benefit) for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and credit carry-forwards. Deferred tax assets and liabilities are determined using the enacted tax rates in effect for the years in which those tax assets are expected to be realized. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company's policy is to recognize interest and/or penalties related to all tax positions in income tax expense. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position and no interest or penalties were accrued as of December 31, 2022 and 2021. The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Liquidity

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates realization of assets and the satisfaction of liabilities in the normal course of business for the next 12-month period following the date of the Independent Auditors' Report. The Company had cumulative losses of approximately $1,900,000 as of December 31, 2022, raising substantial doubt about the Company's ability to continue as a going concern within one of the date of the Independent Auditor's Report.

The Company has not been profitable since its inception and management forecasts profitability going forward. Management is confident the Company will continue as a going concern by generating and maintaining profitable operations in the future. If necessary, management will finance operating costs with additional funding through future rounds of capital raises from stockholders or other qualified investors to pursue its business plan. Management believes that if required, it will be able to obtain capital raises on terms acceptable to the Company, however, there can be no assurances that the Company will be successful. These financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

Subsequent Events

Subsequent to year-end, the Company received $100,000 from the sale of common stock.

In May 2023, the Company created a wholly-owned subsidiary, CalTier Advisors, LLC to provide services to its clients and investor as an internet investment advisor.

In April 2023, the Company issued a promissory note to an entity related to a shareholder in the amount of $25,000, that bears interest at 10% and was due June 12, 2023. The Company has made certain payments on this loan, however, there remains an unpaid balance.

The Company evaluated all significant events or transactions that occurred through June 30, 2023, the date these financial statements were available to be issued.

NOTE 3 – Note Payable and Related Party Notes Payable

In December 2019, the Company borrowed $100,000 on this convertible note. On May 18, 2021, the Company converted the note payable of $100,000 plus accrued interest of $12,000 into Class B Member units. At December 31, 2022 and 2021, the balance of the note amounted to $0 and $0, respectively.

In March 2022, three of the Company's members sold back 34,500 member units back to the Company for $690,000 and entered into three separate note payable agreements with these members. These notes are unsecured, bear interest at 5% and are payable in five equal annual payments of $138,000 on February 22 of each year and the final payment due February 22, 2027. The related party notes payable, plus accrued interest, amounted to $718,750 at December 31, 2022.

NOTE 4 – Stockholders' and Members' Equity

The Company had two classes of Members, Class A and Class B. Class A Members had minimum investment requirements and were to comprise of up to 20% of the total interest of the Company. Class B Members included founding members, the Manager of the Company, and units issued for services and sales. Class B Members were to comprise up to 80% of the total interest of the Company.

Effective March 23, 2022, the Company converted from a California Limited Liability Company to a Delaware C-corporation and converted all of its Class A Member units and Class B Member units into a like number of shares of Voting Common Stock and Nonvoting Common Stock, respectively, along with a 1:10 forward split. Under its new articles, the Company is authorized to issue 10,000,000 shares of common stock, $0.0001 par value per share, of which 7,266,667 shares designated Voting Common Stock and 2,733,333 shares are Nonvoting Common Stock. The rights of the holders of the shares of Voting Common Stock and Nonvoting Common Stock are identical except that the Nonvoting Common Stock has no voting rights on any matters.

During 2022 and prior to the conversion to a corporation, certain Class B Members returned 20,000 of Class B units back to the Company.

During 2022, the Company issued 125,000 shares of common stock to four individuals for services provided. Two of these individuals are related to a third-party company providing research and development services. The shares were valued at $550,000 based on the share price that the Company sold its common stock during 2022.

NOTE 5 – Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

NOTE 6 – Commitments, Contingencies, Financial Risks and Uncertainties

Commitments

In July 2022, the Company entered into a software development contract with a third-party to develop its application and platform for real estate investments and its investors. Under the terms of this arrangement, the Company committed to pay $1,600,000, $400,000 which is payable in cash and $1,200,000 for 250,000 shares of the Company's common stock. The common stock is only issuable if the software works to the appropriate specifications designated by the Company. Through December 31, 2022, the Company has paid $62,500 in cash for these services.

NOTE 6 – Financial Risks and Uncertainties (Continued)

An investment that the Company is the general partner and manager, was deemed to be insolvent and the investment fully impaired. Although the Company is not legal liable for these losses, management decided to ensure that the investors initial contributions were returned. In late 2021 and throughout 2022, the Company returned to these investors $101,300 of their contributions and recognized a loss on this investment of $144,000. The Company has committed to purchasing the remaining investors contributions in the amount of $49,700 as of December 31, 2022, which is included in accounts payable and accrued expenses in the accompanying balance sheets.

Concentration of Credit Risk

The Company maintains cash balances with one financial institution. At December 31, 2022, accounts at this bank were insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000; however, at times, these balances may exceed the insured limits by the FDIC. The Company has not sustained any credit losses from this institution.

For the year ended December 31, 2022 and 2021, the Company had five related party customers, which accounted for 100% of revenues. In addition, the Company had four customers - related parties which accounted for 100% of the Company's accounts receivable - related parties balance and two customers that represented 100% of the advance balance at December 31, 2022. The Company had four customers - related parties which accounted for 100% of the Company's accounts receivable - related parties balance and four customer that represented 100% of the advance balance at December 31, 2021. All of the revenues, receivables and advances were from related parties.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments including inability to sell investments quickly or close to fair value.

Market Risk

Market risk is the potential loss that can be caused by increasing or decreasing in the fair value of investments resulting from market fluctuations.

Credit Risk

Credit risk represents the potential loss that would occur if counter parties failed to perform pursuant to the terms of their obligations.

NOTE 7 – Income Taxes

Historically, the Company conducted its operations through a pass-through entity that filed its income tax returns as a partnership for federal and state income tax purposes. As a result, the Company was not subject to U.S. federal or state income taxes as the related tax consequences were reported by members. In March 2022, the Company changed its status from a limited liability company to a corporation, and accordingly, the Company became taxable at the entity level for U.S. federal and state tax purposes. Tax expense for the year ended December 31, 2022 was as follows:

Income tax expense:	
Federal	$ -
State	-
Total income tax expense	$ -

NOTE 7 – Income Taxes (Continued)

The components of the Company's deferred tax assets (liabilities) are as follows at December 31, 2022:

Deferred tax assets:		
Net operating loss carryforwards	$	339,912
Accrual-to-cash adjustments		28,803
Total deferred tax assets		368,715
Less: valuation allowance		(368,715)
Net deferred tax assets	$	-

As the ultimate realization of the potential benefits of the Company's deferred tax assets is considered uncertain by management, the Company has offset the deferred tax assets attributable with a valuation allowance. The valuation allowance increased $368,715 in 2022. The tax expected by applying the Federal statutory rate of 21% to income before income taxes differs from actual income tax expense primarily due to the change in the valuation allowance on deferred income tax assets.

The Company has Federal and state net operating loss carryforwards totaling approximately $1,220,000 at December 31, 2022 that begin to expire in 2042. Pursuant to Internal Revenue Code 382, use of the Company's net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within a three-year period. At this time, the Company has not determined if such an ownership change has occurred.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Issuer   *CalTier, Inc.*

Date: August 28, 2023   By: */s/ Matt Belcher*

                                                                         Matt Belcher
                                                                         Chief Executive Officer

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ *Matt Belcher*   Date: August 28, 2023
Matt Belcher
Chief Executive Officer, Director

/s/ *Parker Smith*   Date: August   28, 2023
Parker Smith
Chief Financial Officer, Principal Accounting Officer, Director

/s/ *Travis Hook*   Date: August 28, 2023
Travis Hook
Secretary, Director